Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT OF PREMIUM INCOME

Reference is made to the Company’s announcement dated 27 August 2004.

The accumulated premium income of the Company for the period from 1 January 2021 to 31 December 2021 was about RMB620.0 billion (unaudited).

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 14 January 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao